

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2013

Via E-mail
Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
405 Park Avenue
New York, New York 10022

> **Re: American Realty Capital Properties, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed October 16, 2013**
> **File No. 333-190056**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We have considered your response to comment 2 and reviewed your revisions and information incorporated by reference related to your updating of financial information for CapLease and the GE Portfolio related to American Realty Capital Trust IV, Inc. (GE). In both instances, it appears you have only updated the pro-forma financial information.   Please revise to also include updated 3-05 and 3-14 historical financial statements for CapLease and GE, similar to what was originally filed as Exhibit 99.2 and Exhibit 99.3 in an 8-K/A on June 14, 2013 and July 23, 2013, respectively.

2.   It appears that you have amended the merger so that ARCP shareholders would not get the opportunity to approve the merger. If so, please tell us your basis for concluding that ARCP shareholder approval is not required. Also, please revise the disclosure that still refers to the ARCP's recommendation that its stockholders approve the merger on page 158.

How will ARCP fund the cash portion of the merger consideration, page vii

3.   Please disclose the total cash consideration. If possible, disclose the total cash consideration of other mergers that are contingent on this one, if any.

What will be the ongoing rate of return on an ARCT IV stockholder's original investment, page x

4.   It does not appear that distributions are the only component of determining an investor's "rate of return." Please revise the question to refer to distribution rate instead of return rate.

Comparative ARCP and ARCT IV Market Price and Distribution Information, page 21

5.   Considering the merger consideration involved with your proposed mergers, please tell us if you undertook an analysis of whether the expected increase to the annualized distribution rate of ARCP is sustainable. If so, please provide us with such analysis. Also, the reference to a 2.05 exchange ratio at the bottom of page 22 appears incorrect.

Voting Rights, page 77

6.   Please clarify if there are any other matters that will trigger a voting right for the Series F Preferred stockholders other than the election of directors when dividends are in arrears for 18 or more months.

Certain Prospective Financial Information Reviewed by ARCT IV, page 113

7.   We note your response to comment 6 and the revised disclosure on page 114. Please revise the tables on page 115 to disclose the historical FFO and AFFO for each company or advise.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-1

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page F-6

8.   We note your revisions to adjustment (20). Please tell us why you have not determined the impact of bifurcating the Series D Cumulative Convertible Preferred Stock conversion feature. We may have further comment.

American Realty Capital Properties, Inc.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

General

9.   We have considered your response to comment 7 and reviewed your amended Form 10-K filed on October 7, 2013.   We note that you have filed an amended Form 10-K that includes only the requested information related to RBS Citizens, N.A. with no 302 and 906 certifications.   Please note that the amended Form 10-K should reflect all impacted items in its entirety (i.e. Item 15 – Exhibits and Financial Statement Schedules) and include updated 302 and 906 certifications.   Please revise accordingly. Further, within your Form S-4, please update your list of filings that are incorporated by reference to include any amended Form 10-Ks.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Duc Dang

                                        Duc Dang
                                        Special Counsel